EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 30 June 2025. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Jun 2025 £m

Equity
Ordinary shareholders’ equity	40,394
Other equity instruments	6,323
Non-controlling interests	154
Total equity	46,871

Indebtedness
Subordinated liabilities	10,661
Debt securities
Debt securities in issue at amortised cost	68,301
Liabilities designated at fair value through profit or loss	4,362
Total debt securities	72,663
Total indebtedness	83,324

Total capitalisation and indebtedness	130,195
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2025, all indebtedness was unsecured except for £15.4 billion of securitisation notes and covered bonds and £0.9 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of other equity instruments since 30 June 2025.
There has been no material change in the information set forth in the table above since 30 June 2025.